Exhibit 99.1
NEWS RELEASE
Ritchie Bros. Auctioneers announces the appointment of Dave Ritchie to the position of Chairman Emeritus.
FOR IMMEDIATE RELEASE: October 31, 2006
VANCOUVER, BRITISH COLUMBIA – Ritchie Bros. Auctioneers (NYSE: RBA, TSX: RBA), the world’s largest industrial auctioneer, today announced that David E. Ritchie will step down as Chairman of the Board and a Director of Ritchie Bros. Auctioneers Incorporated effective November 30, 2006. The Company’s Board is pleased that Dave has accepted an appointment to the honorary position of Chairman Emeritus, also effective November 30, 2006.
Dave, together with older brothers Ken and John, founded Ritchie Bros. Auctioneers in the 1950s. The brothers were running the family’s used furniture store in Kelowna, BC, when, in 1958, they found themselves in need of two thousand dollars to repay a bank loan. A good friend suggested holding an auction. The brothers had excess inventory in their store so they took their friend’s advice and held their first unreserved auction sale. The auction was such a success that the brothers began holding unreserved auctions on a regular basis. As word of these auctions spread, the brothers started holding unreserved auctions for other people and selling a broad range of assets.
In 1963, Ritchie Bros. conducted its first unreserved industrial auction in Radium Hot Springs, British Columbia and sold over six hundred thousand dollars worth of equipment. Today the Company is the world’s largest industrial auctioneer, has offices in 25 countries and sells more used trucks and equipment than any other company in the world. Gross auction sales in 2005 exceeded US $2.0 billion.
Ritchie Bros. auctions are held on an unreserved basis, meaning there are no minimum bids or reserve prices, and the owner is forbidden by contract from bidding on his equipment. Customers bid in confidence knowing that there is no artificial price manipulation at a Ritchie Bros. auction. This unwavering commitment to the unreserved auction process is an example of the culture of fairness and integrity that Dave and his brothers established for Ritchie Bros., and it has played a large part in the Company’s success.
Dave retired from the role of Chief Executive Officer in 2004 and has now decided to retire from the position of Chairman of the Board of Directors and resign as a Director of the Company. Dave is 70 years old, in good health, and has plans to travel extensively for the next several years. According to Dave, “My best friends are my customers and the great people I’ve been working with at the Company for 40 years. I’m incredibly proud of what we have built. I’m also extremely confident in the team that’s managing the business today. They get it. They understand the importance of doing what’s right, treating people fairly and taking care of our customers. And as long as my name is on the door, if they ever forget these basics, I’ll come back and remind them.”
According to Peter Blake, CEO of the Company, “Dave has been a mentor to every member of our management team and we are honoured to be handed the reins of the Company he built. On behalf of all Ritchie Bros. employees and customers, I want to thank Dave for his vision, dedication, friendship and leadership. Ritchie Bros. has certainly evolved from the little auction company that started out of necessity in a furniture store in the 1950s, but our core values are unchanged. And by sticking to these basics, we believe we’ll be able to continue to grow this Company and realize the full potential of Dave’s vision.”
Dave currently owns just under 10% of the Company’s common shares and intends to maintain a significant ownership position in the Company. In recognition of his pivotal role in the creation and growth of Ritchie Bros.,

Dave is being appointed by the Company’s board as the honorary Chairman Emeritus of Ritchie Bros. Auctioneers Incorporated.
Charles E. Croft, currently Vice-Chairman of the Board and a director of the Company since its initial public offering in 1998 has been appointed Chairman of the Board effective November 30, 2006. Chuck has a diverse business background, having been involved in several industries, including mining and drilling, and spent 15 years as President and CEO of the Tonto Group of Companies. Chuck is currently not a director of any public companies other than Ritchie Bros.
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including equipment utilized in the construction, transportation, material handling, mining, forestry, petroleum, marine, real estate, and agricultural industries. The Company maintains a web site at www.rbauction.com.
Contact
Kim Schulz, Corporate Communications Manager,
Ritchie Bros. Auctioneers
Toll Free: 1.800.663.8457 or email: media@rbauction.com